Exhibit 3.1
SECOND AMENDMENT
TO
AMENDED AND RESTATED BYLAWS
OF
CRAY INC.
(the “Corporation”)
Dated: February 22, 2017
The Amended and Restated Bylaws of the Corporation (the “Bylaws”) are hereby amended as follows:
1. Section 2.2, titled “Election-Term of Office,” shall be amended and restated in its entirety as follows:
“2.2. Election - Term of Office.
2.2.1 The directors shall be elected by the shareholders at each annual shareholders’ meeting or at a special shareholders’ meeting called for such purpose.
In a non-contested election, a nominee for director shall be elected by the vote of a majority of the votes cast. A majority of votes cast means that the number of shares cast “for” a nominee’s election exceeds the number of votes cast “against” that nominee’s election. The following shall not be votes cast: (a) a share whose ballot is marked as withheld; (b) a share otherwise present at the meeting but for which there is an abstention; and (c) a share otherwise present at the meeting as to which a shareholder gives no authority or direction. In a contested election, directors shall be elected by the vote of a plurality of the votes cast. A contested election is one in which the number of nominees exceeds the number of directors to be elected.
The following procedures apply in a non-contested election. A nominee who does not receive a majority vote shall not be elected. An incumbent director who is not elected because he or she does not receive a majority vote shall continue to serve as a holdover director until the earliest of (a) ninety (90) days after the date on which an inspector determines the voting results as to that director pursuant to RCW 23B.07.035(2); (b) the date on which the Board of Directors appoints an individual to fill the office held by such director, which appointment shall constitute the filling of a vacancy by the Board of Directors pursuant to Section 2.5; or (c) the date of the director’s resignation. Any vacancy resulting from the non-election of a director under this Section 2.2.1 may be filled by the Board of Directors as provided in Section 2.5. The Nominating and Corporate Governance Committee will consider promptly whether to fill the office of a nominee failing to receive a majority vote and make a recommendation to the Board of Directors about filling the office. The Board of Directors will act on the Nominating and Corporate Governance Committee’s recommendation within ninety (90) days after the certification of the shareholder vote. No holdover director will participate in the Nominating and Corporate Governance Committee recommendation or Board decision about filling his or her office. If no director receives a majority vote in a non-contested election, then the incumbent directors (x) will nominate a slate of directors and hold a special meeting for the purpose of electing those nominees as soon as practicable, and (y) may in the interim fill one or more offices with the same director(s) who will continue in office until their successors are elected.
2.2.2 The term of office of a director shall commence effective immediately upon election, unless otherwise specified in a resolution approved by the shareholders in connection with the election of such director, and shall expire at the next annual shareholders’ meeting following their election. Notwithstanding any of the foregoing provisions of this Section 2.2.2, directors shall serve until their successors are elected and qualified or until their earlier death, resignation or removal from office, end of their respective term pursuant to Section 2.2.1, or until there is a decrease in the number of directors; provided, however, that no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.”
2. Except as expressly modified hereby, the Bylaws and all of the provisions contained therein shall remain in full force and effect.

By:	/s/ Michael C. Piraino
Michael C. Piraino
Secretary